Exhibit 21.1

CIRCUIT CITY STORES, INC.

List of Subsidiaries

Name	State or Jurisdiction of Incorporation or Organization	Names under which business done*
CC Distribution Company of Virginia, Inc.	Virginia

Circuit City Global Sourcing Limited	Hong Kong

Circuit City Properties, LLC	Virginia

Circuit City Purchasing Company, LLC	Virginia

Circuit City Stores West Coast, Inc.	California	Circuit City

InterTAN Canada, Ltd.	Ontario, Canada	InterTAN

InterTAN, Inc.	Delaware

LEI (Hong Kong) Limited	Hong Kong

Ventoux International, Inc.	Delaware

*	Unless otherwise noted, each subsidiary does business under the subsidiary’s name.